

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

**Via fax (918) 280-0159**

January 3, 2011

Clint Parr
Chief Executive Officer
Macrosolve, Inc.
1717 South Boulder Ave.
Suite 700
Tulsa, OK 74119

> **Re:** **Macrosolve, Inc.**
> **Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2009**
> **Filed March 30, 2010 and December 22, 2010**
> **File No. 333-150332**

Dear Mr. Parr:

We have completed our review of your Form 10-K and 10-K/A and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief